TSINGTAO

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

October 22, 2003

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

dlw 10/31

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

October 22, 2003

A. Strategic Investment Agreement between Tsingtao and Anheuser-Busch First Tranche III Closing.

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

Strategic Investment Agreement between Tsingtao and Anheuser-Busch First Tranche III Closing

The Directors are pleased to announce that closing of the subscription for the first subtranche of the Tranche III Bonds took place on 21 October 2003.

Reference is made to Tsingtao's circular dated 9 December 2002 (the "Circular") in relation to the Strategic Investment Agreement, its announcement dated 23 January 2003 in relation to the results of the general meetings regarding the Strategic Investment Agreement, its announcement dated 3 April 2003 in relation to Tranche I and Tranche II Closing and its announcement dated 26 June 2003 in relation to Tranche I Conversion. Unless otherwise stated, terms used in this announcement will have the same meanings as those defined in the Circular.

Existing shareholding structure

The Directors are pleased to announce that closing of the subscription for the first sub-tranche of the Tranche III Bonds took place on 21 October 2003. Tranche III Closing will not change the shareholding structure of Tsingtao as at the date hereof, which is set out below:-

Parent (A Shares)	Anheuser-Busch (H Shares)	A Shares in public hands	A Shares held by non-listed legal person	H Shares in public hands (other than Anheuser-Busch's shareholdings)	Total Issued Shares
399,820,000	105,000,000	200,000,000	53,330,000	301,850,000	1,060,000,000
(37.7%)	(9.9%)	(18.9%)	(5.0%)	(28.5%)	(100.0%)

Please refer to page 21 of the Circular for changes in the shareholding structure of Tsingtao as a result of each conversion of the Convertible Bonds.

First Tranche III Closing

Pursuant to the Strategic Investment Agreement, the first Tranche III Closing took place on 21 October 2003 whereupon Anheuser-Busch International Holdings, Inc., a wholly-owned subsidiary of Anheuser-Busch nominated in accordance with the terms of the Strategic Investment Agreement, subscribed for the first sub-tranche of the Tranche III Bonds. The principal amount for the first sub-tranche of the Tranche III Bonds is HK$254,137,671, which is convertible into 57,109,589 new H Shares.

The second sub-tranche of the Tranche III Bonds, being the last tranche of all the Convertible Bonds agreed to be issued by Tsingtao under the Strategic Investment Agreement, is expected to close on or before 1 April 2004 pursuant to the Strategic Investment Agreement (i.e. 12 months from Tranche I and Tranch II Closing which took place on 1 April 2003).

Further announcement will be made after the second Tranche III Closing have taken place.

By order of the Board
Tsingtao Brewery Company Limited
Yuan Lu
Company Secretary

Qingdao, 21 October 2003